As filed with the Securities and Exchange Commission on June 10, 2013

Registration No. 333- 178979

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

GOVERNMENT OF JAMAICA

(Name of Registrant)

Name and address of Authorized Representative in the United States:

Consul General

Consulate General of Jamaica

767 Third Avenue

New York, NY 10017

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Cathleen McLaughlin, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registrant’s Registration Statement under Schedule B (File No. 333- 178979), declared effective by the Securities and Exchange Commission on March 27, 2012, is being filed to (i) provide that the Registrant may offer up to $1,000,000,000 of its debt securities for sale, purchase or exchange from time to time based on information contained in this prospectus and various prospectus supplements and further clarify that such offers may include debt securities in exchange for other debt securities issued or guaranteed by Jamaica, and (ii) to add Exhibit D to the Registration Statement

CROSS REFERENCE SHEET

Between Schedule B of the

Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1	Cover Page
2	Use of Proceeds
3	Description of the Securities*
4	*
5	*
6	** *
7	Authorized Representative
8	***
9	***
10	Plan of Distribution***
11	****
12	Validity of the Securities
13	****
14	****

*	Additional information may be included in Jamaica’s Annual Report on Form 18-K, as amended from time to time and incorporated by reference herein.
**	Information to be provided from time to time by amendment to this Registration Statement.
***	Information to be provided from time to time in Prospectus Supplements to be delivered in connection with the offering of Securities.
****	Information included in Part II to this Registration Statement or as an Exhibit thereto or to be filed by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. Jamaica may not sell these securities until the registration statement relating to these securities is filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

Subject to Completion, dated June 10, 2013

PROSPECTUS

Government of Jamaica

$1,000,000,000

Debt Securities

Jamaica may offer up to $1,000,000,000 of its debt securities for sale, purchase or exchange from time to time based on information contained in this prospectus and various prospectus supplements. Such offers may include debt securities in exchange for other debt securities issued or guaranteed by Jamaica. The debt securities will be direct, general, unsecured and unconditional obligations of Jamaica and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the debt securities will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined) of Jamaica. Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

Jamaica will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. You should not assume the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Information contained in this prospectus is subject to completion or amendment. We will update this prospectus as necessary while it is in use.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

The date of this prospectus is                     .

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Jamaica filed with the United States Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf process, Jamaica may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total US dollar equivalent amount of $1,000,000,000. This prospectus provides you with basic information about Jamaica and a general description of the debt securities Jamaica may offer. Each time Jamaica sells, purchases or exchanges securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Jamaica, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

WHERE YOU CAN FIND MORE INFORMATION

Jamaica files Annual Reports with the Securities and Exchange Commission (the “SEC”). These reports and any amendments to these reports include certain financial, statistical and other information about Jamaica and may be accompanied by exhibits. You may read and copy any document Jamaica files with the SEC at the SEC’s public reference room at 100 F Street NE, Washington, DC 20549. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-202-942-8090 for further information on the public reference room.

The SEC allows Jamaica to “incorporate by reference” in this prospectus the information Jamaica files with it. This means that Jamaica can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Jamaica incorporates by reference the following documents:

•	Jamaica’s Annual Report on Form 18-K for the year ended March 31, 2012, file 001-04165; and

•	All amendments to Jamaica’s Annual report on Form 18-K for the year ended March 31, 2012 filed prior to the date of this prospectus.

Jamaica also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Jamaica files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling Jamaica at:

Pamella McLaren

30 National Heroes Circle

P.O Box 512

Kingston, Jamaica

Fax: (876) 9325975

Telephone (876) 9325400

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. Jamaica has not authorized anyone to provide you with different or additional information. Jamaica is not making an offer of the debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ENFORCEMENT OF CLAIMS

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the US Foreign Sovereign Immunities Act of 1976, or the Immunities Act.

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a US judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunity Act with respect to that action. Even if you obtained a US judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the Fiscal Agency Agreement (as defined in Description of the Debt Securities) and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the Fiscal Agency Agreement or the debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the Fiscal Agency Agreement or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the US federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or reexamination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and Planning shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements.

Forward-looking statements are statements that are not about historical facts, including statements about Jamaica’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Jamaica undertakes no obligation to update publicly any of the forward-looking statements in light of new information or future events, including changes in Jamaica’s economic policy or budget, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Jamaica cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•

adverse external factors, such as any continuing terrorist attacks in the United States or elsewhere, acts of war, any general slowdown in the US or global economies, low alumina and bauxite prices and a fall in tourism; and

•	adverse domestic factors, such as social and political unrest in Jamaica, high domestic interest rates, climatic events and exchange rate volatility.

GENERAL DESCRIPTION OF JAMAICA

The information set forth below is not complete and is qualified by the more detailed information contained in the Government of Jamaica’s Annual Report on Form 18-K for the fiscal year ended March 31, 2012, as amended from time to time, and the other documents incorporated by reference in this prospectus.

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers). At December 31, 2011, Jamaica’s population was estimated at 2,709,300. Jamaica’s official language is English, and a majority of the population speaks a dialect.

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. Beginning in the second half of 2007, the short-term funding markets in the United States encountered several issues, leading to liquidity disruptions in various markets. In particular, subprime mortgage loans in the United States began to face increased rates of delinquency, foreclosure and loss. These and other related events have had a significant adverse impact on the international economic environment, which has also had an impact on Jamaica’s economy.

Gross domestic product, or GDP, declined by 0.1% in the first quarter of 2012 as compared to the first quarter of 2011, mainly as a result of decreases in the production of goods and services. GDP increased 1.3% in 2011 to J$732.4 billion as compared to J$723.2 billion in 2010. GDP declined by 1.5% to J$732.2 billion in 2010 from $734.3 billion in 2009.

At September 30, 2012, Jamaica’s domestic debt, which excludes government-guaranteed securities, was approximately J$976.1 billion. At December 31, 2011, domestic debt was J$883.4 billion, an increase of 10.43% when compared to the domestic debt level at December 31, 2010. In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At September 31, 2012, the extent of these internal guarantees was approximately J$28.6 billion.

At September 30, 2012, the total of external debt was US$8,186.8 million, of which 89.31% was denominated in US dollars, 5.66% was denominated in Euro, 1.93% was denominated in Yen and 1.47% was denominated in Chinese Yuan. At December 31, 2011, public sector external debt was US$8,626.1 million, an increase of 2.82% from December 31, 2010. At December 31, 2011, the stock of external debt was US$8,626.1 million, of which 91.30% was denominated in US dollars, 5.15% was denominated in Euro, 1.58% denominated in Yen and 1.53% was denominated in Chinese Yuan. Bond issues of US$4,028.31 million represented the largest creditor category of Jamaica’s public sector external debt, and accounted for 46.7% of total public sector external debt at December 31, 2011 while bilateral and multilateral obligations of US$4,096.05 million accounted for 47.5%. Multilateral indebtedness was US$3,306.65 million, an increase of 7.65% over December 31, 2010.

Jamaica’s total public sector debt as a percentage of nominal GDP increased to 131.3% at December 31, 2011, from 129.6% at December 31, 2010. Public sector domestic debt and public sector external debt as a percentage of nominal GDP increased to 71.1% and decreased to 60.2%, at December 31, 2011, respectively, from 68.2% and 61.4% at December 31, 2010, respectively. External debt as a percentage of exports of goods and services decreased to 113.7% at December 31, 2011, from 131.8% at December 31, 2010. External debt service payments as a percentage of exports of goods and services increased to 7.1% during 2011 from 7.6% during 2010.

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of

Jamaica, before funds are available to Jamaica for other policies and programs. Since 1993, Jamaica has been involved in only one debt restructuring, which occurred in January 2010.

Inflation for 2011 was 6.0% based on the Consumer Price Index. The 2011 inflation rate represented a decline of 5.7% over the 11.7% rate recorded in 2010, which in turn represented an increase of 1.5% over the 10.2% rate recorded in 2009.

Net international reserves of the Bank of Jamaica decreased to US$1,966.1 million at December 31, 2011, from US$2,171.4 million at December 31, 2010. Gross international reserves at December 31, 2011 were US$2,820.4 million, or approximately 19.2 weeks of goods and services imports. The decrease in the international reserves during 2011 was mainly attributable to a decrease in official capital inflows. At November 30, 2012, net international reserves of the Bank of Jamaica were US$1,078.2 million, with gross international reserves at US$1,932.2 million, or approximately 12.9 weeks of goods and services imports.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general budgetary purposes of Jamaica.

DESCRIPTION OF THE DEBT SECURITIES

Jamaica will issue the debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”) between Jamaica and a selected fiscal agent. Jamaica has filed a copy of the form of Fiscal Agency Agreement and the form of debt securities with the SEC as exhibits to the registration statement of which this prospectus is a part.

The following description is only a summary of the material terms of the debt securities and the form of Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, Jamaica urges you to read the form of the Fiscal Agency Agreement and the form of the debt security before deciding whether to invest in the debt securities.

Jamaica will describe the particular terms of any debt securities in the prospectus supplement relating to those debt securities, which may differ from the terms described herein. Those terms may include:

•	the principal amount of the debt securities;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the stated maturity date on which Jamaica must repay the debt securities;

•	the dates when any interest payments will be due;

•	the currency in which Jamaica may pay the debt securities and any interest;

•	where and how Jamaica will pay principal and interest;

•	if the debt securities will be issued upon the exchange of other debt securities issued or guaranteed by Jamaica, the specific terms relating to this exchange;

•	whether and in what circumstances Jamaica may redeem the debt securities before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•	any terms allowing you to exchange debt securities issued or guaranteed by Jamaica; and

•	any other terms of the debt securities.

Status of the Debt Securities

The debt securities will be direct, general, unsecured and unconditional obligations of Jamaica and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the debt securities will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined below) of Jamaica. Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

“External Indebtedness” means any indebtedness that:

•	is payable, or may be paid, in a currency or by reference to a currency other than the currency of Jamaica; and

•	is payable, or may be paid, to a person resident or having their principal place of business outside of Jamaica.

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing).

Payments of Principal and Interest

Jamaica will make payments of principal and interest on the debt securities through the paying agent, which will receive the funds for distribution to the holders of the debt securities registered with the registrar at the close of business on the fifteenth day preceding the date of payment. Jamaica will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, Jamaica will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holder. See “Global Securities” below.

Any moneys held by the fiscal agent in respect of the debt securities and remaining unclaimed for two years after such amount shall have become due and payable shall be returned to Jamaica, and the holder of such debt securities shall thereafter look only to Jamaica for any payment to which such holder may be entitled. The debt securities will become void unless presented for payment within five years after the maturity date thereof (or such earlier time period as may be prescribed by applicable law).

Additional Amounts

Jamaica will make all payments of principal and interest on the debt securities without withholding or deduction for any Jamaican taxes. If Jamaican law requires Jamaica to deduct or withhold taxes, Jamaica will pay the holders of the debt securities the additional amounts necessary to ensure that the holders of the debt securities receive the same amount as they would have received without such deduction or withholding.

Jamaica will not, however, pay a holder of the debt securities such additional amounts if such holder is liable for Jamaican taxes due to one of the following reasons;

•	the holder has some connection with Jamaica other than merely owning the debt securities or receiving principal and interest payments on the debt securities;

•

the holder has failed to comply with any reporting requirement concerning its nationality, residence, identity or connection with Jamaica, if compliance is required as a condition to exemption from such deduction or withholding; or

•	the holder fails to present its debt securities for payment within 30 days after Jamaica makes principal or interest available for payment to the holder.

Fiscal Agent

The Fiscal Agency Agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s limitation of liability for actions that it takes.

Paying Agents; Transfer Agents; Registrar

The fiscal agent may also act as paying agent, transfer agent, and registrar. Nevertheless, Jamaica may at any time appoint new paying agents, transfer agents and registrars. Jamaica will, however, at all times maintain:

•	a paying agent in New York City; and

•	a registrar in New York City or another office as designated by the fiscal agent.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, Jamaica will appoint and maintain a paying agent and transfer agent in Luxembourg. For so long as any such notes are listed on the Luxembourg Stock Exchange, Jamaica will publish any change as to the identity of the Luxembourg paying and transfer agent in the manner specified under “ Notices” below.

Replacement, Exchange and Transfer

Jamaica will replace any mutilated, destroyed, stolen or lost debt securities or coupon at your expense, upon delivery to the fiscal agent or the transfer agent of the debt securities or coupon or evidence of its destruction, loss or theft satisfactory to Jamaica and the fiscal agent, who may also require an indemnity at your expense and/or payment of any sums sufficient to cover any applicable tax or expenses related to the replacement. You will not be charged a fee for the registration of transfers or exchanges of debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg, which Jamaica expects will be the Luxemburger Wort. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Purchase of the Debt Securities by Jamaica

Jamaica may at any time purchase any of the debt securities of a series in any manner through market or by tender and at any price in accordance with the rules of the stock exchanges on which such debt securities of a series may for the time being be listed, if any. If such purchases are made by tender, tenders must be available to all the holders of debt securities of a series alike. All debt securities which are purchased by or on behalf of Jamaica may be held or resold by Jamaica or surrendered to the fiscal agent for cancellation.

Negative Pledge

Jamaica has pledged that as long as any of the debt securities remain outstanding, it will not create or permit any security interest on its revenue, property or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest or are given another security interest which is approved by the holders of the debt securities as provided under “— Meetings and Amendments” below.

A “security interest” is, with respect to any present or future revenue, assets or property, any mortgage or deed of trust, pledge, hypothecation, assignment by way of security, security interest, lien (other than any lien arising by operation of law), charge, encumbrance, preference, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such present or future revenue, assets or property.

“Public external indebtedness” means any external indebtedness which is in the form of, or is represented by, bonds, notes or other securities which are, or are capable of, being quoted, listed on or ordinarily dealt in on any stock exchange, automated trading system, over-the-counter or other securities market.

However, Jamaica’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	any security interest in existence as of the date of the Fiscal Agency Agreement;

•

any security interest upon property to secure its public external indebtedness which was incurred for the purpose of financing the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest existing upon property to secure public external indebtedness at the time of the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest securing public external indebtedness incurred for the purpose of financing all or any portion of the costs of the acquisition, construction, development or expansion of any project (including costs such as escalation, interest during construction and financing and refinancing costs), provided that such security interest applies only to (a) the property so acquired, constructed, developed or expanded and any property that is reasonably incidental to the use of such property (and any right or interest therein), (b) any inventories or any other products of or revenue or profit of or from such property (or right or interest therein), and (c) any shares or other ownership interest in, or any indebtedness of, any person, substantially all of the assets of which consist of such property; and

•

any security interest securing public external indebtedness not covered above, provided that the aggregate outstanding principal amount of public external indebtedness does not exceed US$20,000,000 or its equivalent in another currency.

Additional Covenant of Jamaica

Jamaica has pledged that so long as the debt securities are outstanding, it shall maintain its membership in the International Monetary Fund, or IMF, and continue to be eligible to use the general resources of the IMF under the IMF Articles of Agreement.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to any series of debt securities:

•	Jamaica fails to pay principal or interest on that series of debt securities when due and such failure continues for a period of 30 days;

•

Jamaica fails to perform any of its obligations described under “— Negative Pledge” or “— Additional Covenant of Jamaica” above and such failure continues for more than 30 days in the case of the negative pledge and 60 days in the case of the additional covenant, after Jamaica receives written notice from any holder;

•

Jamaica fails to perform any of its other material obligations contained in any series of debt securities or the Fiscal Agency Agreement and such failure continues for more than 45 days after Jamaica receives written notice;

•

Jamaica fails to pay (a) any of its external indebtedness (other than guarantees by Jamaica) with an aggregate principal amount in excess of US$10,000,000 when such external indebtedness becomes due and payable or (b) any external indebtedness constituting guarantees by Jamaica with an aggregate principal amount in excess of US$10,000,000 when such external indebtedness becomes due and payable, and such failure continues until the earlier of (1) the expiration of the applicable grace period or 30 days, whichever is longer, or (2) the acceleration of any such public external indebtedness by any holder. For the purposes of the above only,

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing), and every Net Obligation under any Interest, Currency or Security Protection Agreement;

“Interest, Currency or Security Protection Agreement” of Jamaica means any forward contract, futures contract, swap, option, hedge or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), in any such case, relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices or a security or group or index of securities (including any interest therein or based on the value thereof); and

“Net Obligation” means, at any date of determination, the net amount, exclusive of any commissions or administrative fees that Jamaica would be obligated to pay upon the termination of an Interest, Currency or Security Protection Agreement as of such date;

•

the validity of any series of the debt securities or the Fiscal Agency Agreement is contested by Jamaica or any legislative, executive or judicial body or official of Jamaica authorized to do so, or Jamaica denies its obligations under any series of the debt securities or the Fiscal Agency Agreement or declares a suspension or moratorium on payment of its external indebtedness; or

•	any authority necessary for Jamaica to make or fulfill its obligations under any series of the debt securities becomes invalid, expires or otherwise ceases to remain in full force and effect.

If any of the events described above occurs, then the holders of at least 25% of the principal amount of any series of the debt securities outstanding may declare the principal and any accrued interest on all the debt securities of that series immediately due and payable. Holders of debt securities may exercise this right only by providing a written demand to the fiscal agent when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent, all defaults have been cured.

Meetings and Amendments

Jamaica may call a meeting of the holders of any series of the debt securities at any time regarding that series of debt securities or the Fiscal Agency Agreement. Jamaica will determine the time and place of the meeting. Jamaica will notify the holders of that series of debt securities of the time, place and purpose of the meeting between 30 and 60 days before the meeting.

The fiscal agent will call a meeting of holders of any series of the debt securities if:

•	an event of default has occurred and is continuing; and

•

the holders of at least 10% in principal amount of all of that series of debt securities then outstanding have delivered a written request to the fiscal agent setting forth the action they propose to take.

Only holders of that series of the debt securities and their proxies are entitled to vote at a meeting of the holders. Holders or proxies representing a majority of the outstanding principal amount of that series of the debt securities will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then security holders of that series of debt securities or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. The fiscal agent will set the procedures governing the conduct of the meeting.

Jamaica, the fiscal agent and the holders of any series of the debt securities may generally modify or take action with respect to the Fiscal Agency Agreement of the terms of the debt securities:

•	with the affirmative vote of the holders of not less than 66 2/3% of the outstanding principal amount of the debt securities that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3% of the outstanding principal amount of the debt securities.

However, all holders of any series of debt securities must unanimously consent to any amendment, modification or change with respect to that series of debt securities that would:

•	change the due dates for the payment of principal or interest;

•	reduce any amounts payable on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt securities;

•	change the payment currency;

•	reduce the proportion of the holders of the principal amount of debt securities necessary to change the terms of the Fiscal Agency Agreement or the debt securities; or

•	change Jamaica’s obligation to pay any additional amounts.

Jamaica and the fiscal agent may, without the vote or consent of any holder of any series of the debt securities, amend the Fiscal Agency Agreement or the debt securities to:

•	add to Jamaica’s covenants for the benefit of the holders;

•	surrender any of Jamaica’s rights or powers;

•	provide collateral for the debt securities;

•	cure any ambiguity or correct or supplement any defective provision; or

•	make any other change that does not adversely affect the interest of any holder of any series of the debt securities in any material respect.

Enforcement of Claims

Jamaica has appointed its Consul General in New York City as its authorized agent for service of process in any action based on the debt securities or the Fiscal Agency Agreement which a holder may institute in any Federal or New York State court in the Borough of Manhattan, The City of New York.

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the US Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”).

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a US judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunities Act with respect to that action. Even if you obtained a US judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the Fiscal Agency Agreement and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the Fiscal Agency Agreement or debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the Fiscal Agency Agreement or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the US federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or re-examination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and Planning shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

Governing Law and Submission to Jurisdiction

The Fiscal Agency Agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except that all matters governing Jamaica’s authorization and execution will be governed by the laws of Jamaica.

Further Issues

Jamaica may from time to time, without notice to or the consent of the registered holders of any series of debt securities, issue further debt securities which will form a single series with any series of debt securities. These further debt securities will have the same terms as to status, redemption or otherwise as the debt securities of the existing series and will rank equally with the debt securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further debt securities or except for the first payment of interest following the issue date of these further debt securities. Furthermore, Jamaica will only issue further debt securities that are fungible for US federal income tax purposes with the existing debt securities of the same series.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by one or more global securities to be deposited with or on behalf of a depositary and its nominee. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Neither Jamaica nor the fiscal agent will be responsible for the depositary’s or its respective participants or indirect participants’, performance of their obligations under their rules and procedures. Unless otherwise specified in the prospectus supplement, Jamaica anticipates the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather then directly from Jamaica.

Jamaica understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

Jamaica will register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and Jamaica does not appoint a successor depositary within 90 days;

•	Jamaica determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	A default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interest in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, Jamaica expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. Jamaica also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owner’s respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. Jamaica has no responsibility or liability for the records or ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. Jamaica also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

TAXATION

The following is a summary discussion of certain Jamaican and United States federal income tax considerations that may be relevant to a holder of a debt security. This discussion is based on laws, regulations, administrative and judicial rulings and decisions in effect on the date of this Registration Statement. There can be no assurance that the taxing authorities of the United States or Jamaica will not take a contrary view, and no rulings from such authorities will be sought on the issues discussed herein. Further, the relevant legal provisions and interpretations are all subject to change, possibly with retroactive effect, and any such changes may affect the discussion set forth herein.

In addition, you may be subject to additional tax consequences in connection with gains or losses you obtain from the exchange of debt securities issued or guaranteed by Jamaica. Any such consequences may be further described in any prospectus supplement.

Investors are urged to consult their own tax advisors in determining the tax consequences of holding debt securities and exchanging debt securities issued or guaranteed by Jamaica, including the application to their particular circumstances of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Jamaican Tax Considerations

The taxation discussion set out below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of the debt securities. Prospective buyers of the debt securities should consult with their tax advisors concerning issues including: the application of Jamaican income tax laws to them arising from an investment in the debt securities; any consequences to them arising under the laws of any other taxing jurisdiction; the availability for income tax purposes of a credit or deduction for Jamaican taxes; and the consequences of buying the debt securities at a price other than the issue price.

Income Taxation of Interest on the Debt Securities and Gain from Sale or Retirement of the Debt Securities

Interest paid to a holder of the debt securities who is an individual is generally subject to Jamaican withholding income tax, at the rate of 25% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Interest paid to a holder of the debt security which is a company, trust, organization or other entity is generally subject to Jamaican withholding income tax, at the rate of 33 1/3% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Under the United States/Jamaica Double Taxation Agreement, or the Treaty, the rate of withholding income tax on interest is reduced to 12.5%. Section 12(m) of the Jamaica Income Tax Act provides that the interest on any borrowing charged to Jamaica’ s consolidated fund may be exempt from income tax by order of the Minister responsible for finance. Interest payments on the debt securities will be charged to Jamaica’s consolidated fund, and, therefore, such payments will not be subject to income tax upon the issuance by the Minister responsible for finance of an exemption order under Section 12(m). The Minister responsible for finance intends to make an exemption order under Section 12(m) of the Jamaica Income Tax Act thereby relieving interest payments on the debt securities from income tax, but this exemption will not apply to Jamaican residents who own or hold, directly or indirectly, or have a beneficial interest in, the debt securities.

As a result of the foregoing, no Jamaican income tax would be payable on any gain arising on the disposal of the debt securities, unless the seller is engaged in the business of buying and selling investments. Even if the seller is engaged in the business of buying and selling investments, under the Treaty, if the seller is a United States resident within the meaning of the Treaty and does not have a permanent establishment in Jamaica, the seller would not be liable for Jamaican income tax on any such gain. Jamaica has similar provisions in other double taxation agreements, including those with the United Kingdom and Canada.

Transfer Tax and Stamp Duty

The Minister responsible for finance will remit any transfer tax which may become payable on transfers of the debt securities or interests in the debt securities, pursuant to his authority under Section 46 of the Transfer Tax Act. The Minister responsible for finance will remit any stamp duty which may become payable on the debt securities pursuant to his authority under Section 80B of the Stamp Duty Act.

United States Federal Income Taxation Considerations

The following is a general summary of certain principal US federal income tax consequences that may be relevant with respect to the ownership of the debt securities. This summary addresses only the US federal income tax considerations of holders that acquire the debt securities at their original issuance and that will hold the debt securities as capital assets.

This summary does not purport to address all US federal income tax matters that may be relevant to a particular holder of debt securities. This summary does not address tax considerations applicable to holders of debt securities that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities, currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the debt securities as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (viii) persons that have a “functional currency” other than the US dollar; (ix) persons who will hold the debt securities through partnerships or other pass-through entities; and (x) certain US expatriates and former long-term residents of the United States. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests of a holder of debt securities.

This summary is based on the US Internal Revenue Code of 1986, as amended (the “Code”), US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary does not cover every type of debt security that may be issued under this prospectus. If we intend to issue a debt security of a type not described in this summary, or if there are otherwise special tax consequences with respect to the debt security that are not covered herein, additional tax information will be provided in the prospectus supplement for the applicable debt security.

Prospective investors should consult their own tax advisors with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of the debt securities.

For the purposes of this summary, a “US Holder” is a beneficial owner of debt securities that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A “Non-US Holder” is a beneficial owner of debt securities that is not a US Holder. If a partnership holds a debt security, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding any debt securities should consult its tax advisors.

Payments of Interest

Interest paid on a debt security, other than interest on a “Discount Debt Security” that is not “qualified stated interest” (each as defined below under “Original Issue Discount — General”), will be taxable to a

US Holder as ordinary interest income at the time it is received or accrued, depending on the US Holder’s method of accounting for US federal income tax purposes.

A US Holder utilizing the cash method of accounting for US federal income tax purposes that receives an interest payment denominated in a currency other than US dollars (a “foreign currency”) will be required to include in income the US dollar value of that interest payment, based on the spot exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

If interest on a debt security is payable in a foreign currency, an accrual basis US Holder is required to include in income the US dollar value of the amount of interest income accrued on such a debt security during the accrual period. An accrual basis US Holder may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the US Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis US Holder may instead translate that interest expense at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and will be irrevocable without the consent of the US Internal Revenue Service (the “IRS”).

A US Holder utilizing either of the foregoing two accrual methods will recognize ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security). The amount of ordinary income or loss will equal the difference between the US dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the US dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilized by the US Holder).

Foreign currency received as interest on the debt securities will have a tax basis equal to its US dollar value at the time the interest payment is received. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

In the event that any additional amounts are paid on the debt securities, a US Holder will be required to include in income such additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such US Holder. A US Holder may be entitled to deduct or credit such tax, subject to applicable limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a US Holder is entitled to either a refund of any Jamaican tax withheld or a reduced rate of withholding.

Interest income (including additional amounts and any tax withheld) on the debt securities will be treated as foreign source income for US federal income tax purposes, which may be relevant in calculating a US Holder’s foreign tax credit limitation for US federal income tax purposes. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and US Holders should consult their own tax advisers regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Original Issue Discount

General. A debt security, other than a debt security with a term of one year or less (a “Short-Term Debt Security”), will be treated as issued with original issue discount (“OID”), and a debt security issued with OID (a “Discount Debt Security”), for US federal income tax purposes if the excess of the sum of all payments provided under the debt security, other than “qualified stated interest payments” (as defined below), over the “Issue Price” of the debt security is more than a “de minimis amount” (as defined below). “Qualified stated interest” is generally interest paid on a debt security that is unconditionally payable at least annually at a single fixed rate. For US federal income tax purposes the “Issue Price” of the debt securities under the applicable prospectus supplement generally will be the first price at which a substantial amount of the debt securities are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

In general, if the excess of the sum of all payments provided under the debt security other than qualified stated interest payments (the debt security’s “stated redemption price at maturity”) over its Issue Price is less than  1/4 of one percent of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity, or the de minimis amount, then such excess, if any, constitutes “de minimis OID” and the debt security is not a Discount Debt Security. Unless the election described below under “Election to Treat All Interest as OID” is made, a US Holder of a debt security with de minimis OID must include such de minimis OID in income as stated principal payments on the debt security are made. The includible amount with respect to each such payment will equal the product of the total amount of the debt security’s de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the debt security.

A US Holder will be required to include OID on a Discount Debt Security in income for US federal income tax purposes as it accrues calculated on a constant-yield method (described below) before the actual receipt of cash attributable to that income, regardless of the US Holder’s method of accounting for US federal income tax purposes. Under this method, US Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Debt Securities.

The amount of OID includible in income by a US Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which the US Holder holds that debt security, or accrued OID. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the US Holder and may vary in length over the term of the debt security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the debt security occurs on either the final or first day of an accrual period.

The amount of OID allocable to an accrual period equals the excess of (a) the product of the debt security’s “adjusted issue price” at the beginning of the accrual period and the debt security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is the Issue Price of the debt security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the debt security contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the debt security (other than any payment of qualified stated interest) and (y) the debt security’s adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a debt security that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into US dollars in the same manner as interest payments accrued by an accrual basis US Holder, as described under “Payments of Interest” above. Upon receipt of an amount attributable to OID in these circumstances, a US Holder may recognize ordinary income or loss.

OID on a Discount Debt Security will be treated as foreign source income for the purposes of calculating a US Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisers regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Acquisition Premium. A US Holder that purchases a debt security for an amount less than or equal to the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (as determined above under “Original Issue Discount — General”) (any such excess being “acquisition premium”) and that does not make the election described below under “Election to Treat All Interest as OID” shall reduce the daily portions of OID by a fraction, the numerator of which is the excess of the US Holder’s adjusted basis in the debt security immediately after its purchase over the adjusted issue price of the debt security, and the denominator of which is the excess of the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, over the debt security’s adjusted issue price.

Market Discount. A debt security, other than a short-term debt security, will be treated as purchased at a market discount, or a Market Discount Debt Security, if the debt security’s stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security’s “revised issue price”, exceeds the amount for which the US Holder purchased the debt security by at least  1/4 of one percent of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. If such excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then such excess constitutes “de minimis market discount” and such debt security is not subject to the rules discussed in the following paragraphs. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and decreased by any payments previously made on the debt security that were not payments of qualified stated interest.

Any gain recognized on the maturity or disposition of a Market Discount Debt Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a US Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing US Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a Market Discount Debt Security will accrue on a straight-line basis unless the US Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. A US Holder of a Market Discount Debt Security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security.

Election to Treat All Interest as OID. A US Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under the heading “Original Issue Discount — General”, with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

In applying the constant-yield method to a debt security with respect to which this election has been made, the issue price of the debt security will equal its cost to the electing US Holder, the issue date of the debt security will be the date of its acquisition by the electing US Holder, and no payments on the debt security will be treated as payments of qualified stated interest. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a debt security with amortizable bond premium, then the electing US Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing US Holder as of the beginning of the taxable year in which the debt security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security, the electing US Holder will be treated as having made the election discussed above under “Original Issue Discount — Market Discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such US Holder.

Short-Term Debt Securities. Short-Term Debt Securities will be treated as having been issued with OID. In general, an individual or other cash method US Holder is not required to accrue such OID unless the US Holder elects to do so. If such an election is not made, any gain recognized by the US Holder on the sale, exchange or maturity of the Short-Term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the US Holder for interest on borrowings allocable to the Short-Term Debt Security will be deferred until a corresponding amount of income is realized. US Holders who report income for US federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Debt Security on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Certain Debt Securities Subject to Redemption.

Certain of the debt securities may be redeemable at the option of Jamaica prior to their maturity, or a call option. Debt securities containing such a call option may be subject to rules that are different from the general rules discussed above. Investors intending to purchase debt securities with a call option should consult their own tax advisors because the OID consequences will depend in part, on the particular terms and features of the purchased debt security.

Premium

A US Holder that purchases a debt security for an amount in excess of its principal amount, or for a Discount Debt Security, its stated redemption price at maturity, may elect to treat such excess as “amortizable bond premium”. If such election is made, the amount required to be included in the US Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security’s yield to maturity) to such year. In the case of a debt security that is denominated in, or determined by reference to, a foreign currency, amortizable bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of foreign currency. At the time amortizable bond premium offsets interest income, a US Holder realizes exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the debt securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest in which is excludible from gross income) held by the US Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the US Holder and is irrevocable without the consent of the IRS. A US Holder that does not elect to take amortizable bond premium into account currently will recognize a capital loss when the debt security matures.

Sale, Exchange and Retirement of Debt Securities

A US Holder’s tax basis in a debt security will generally equal its “US dollar cost”, increased by the amount of any OID or market discount included in the US Holder’s income with respect to the debt security and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the US Holder’s income with respect to the debt security (each as determined above), and reduced by the amount of any payments with respect to the debt security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on the debt security. The “US dollar cost” of a debt security purchased with a foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of debt securities traded on an established securities market (as defined in the applicable US Treasury Regulations) that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase.

A US Holder will generally recognize gain or loss on the sale, exchange or retirement of a debt security equal to the difference between the amount realized on the sale, exchange or retirement and the tax basis of the debt security. The amount realized on the sale, exchange or retirement of a debt security for an amount in foreign currency will be the US dollar value of that amount on (1) the date the payment is received in the case of a cash basis US Holder, (2) the date of disposition in the case of an accrual basis US Holder, or (3) in the case of debt securities traded on an established securities market (as defined in the applicable US Treasury Regulations), that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the sale.

Gain or loss recognized by a US Holder on the sale, exchange or retirement of a debt security that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the US dollar value of the amount received on the sale, exchange or retirement of a debt security that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the US dollar value of accrued but unpaid OID as determined by the US Holder under the rules described above under “Original Issue Discount — General”. Principal exchange gain or loss will equal the difference between the US dollar value of the US Holder’s purchase price of the debt security in foreign currency determined on the date of the sale, exchange or retirement, and the US dollar value of the US Holder’s purchase price of the debt security in foreign currency determined on the date the US Holder acquired the debt security. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the US Holder on the sale, exchange or retirement of the debt security, and will generally be treated as from sources within the United States for US foreign tax credit limitation purposes.

Any gain or loss recognized by a US Holder on the sale, exchange or retirement of a debt security would generally be US source capital gain or loss (except to the extent they are attributable to accrued market discount, accrued but unpaid interest or to changes in currency exchange rates) which will be taxable as such. If a

US Holder’s basis in a debt security includes accrued but unpaid OID and the US Holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the US Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under tax disclosure regulations. US Holders should consult their own tax advisors as to the applicability of these disclosure regulations.

Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that held the debt securities for more than one year) and capital losses (the deductibility of which is subject to limitations).

A US Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a debt security equal to the US dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a US Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-US Holders

Subject to the backup withholding tax discussion below, a Non-US Holder generally should not be subject to US federal income or withholding tax on any payments on the debt securities and gain from the sale, redemption or other disposition of the debt securities unless: (i) that payment and/or gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a debt security by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. Non-US Holders should consult their own tax advisors regarding the US federal income and other tax consequences of owning debt securities.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments and accrued OID on the debt securities, and of proceeds of the sale or other disposition of the debt securities, made to US Holders. Jamaica, its agent, a broker or any paying agent, as the case may be, may be required to backup withhold tax from any payment if a US Holder fails (i) to furnish its US taxpayer identification number, (ii) to certify that it is not subject to backup withholding or (iii) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders are not subject to the backup withholding and information reporting requirements. Non-US Holders may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against such holder’s US federal income tax liability provided that the required information is timely furnished to the IRS.

Certain US Holders may be required to report to the IRS certain information with respect to their beneficial ownership of the debt securities not held in an account maintained by a financial institution. US Holders that fail to report the required information could be subject to substantial penalties. US Holders should consult their own tax advisors with respect to this and any other reporting requirement that may apply with respect to their acquisition of a debt security.

IRS Disclosure Reporting Requirements

Certain US Treasury Regulations, or the Disclosure Regulations, meant to require the reporting of certain tax shelter transactions, or Reportable Transactions, could be interpreted to cover transactions generally not regarded as tax shelters. Under the Disclosure Regulations, it may be possible that certain transactions with respect to the debt securities may be characterized as Reporting Transactions requiring a holder of debt securities who is required to file a tax return to disclose such transaction, such as a sale, exchange, retirement or other taxable disposition of a debt security that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the debt securities should consult their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the debt securities, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

THE ABOVE SUMMARY DOES NOT DESCRIBE OTHER TAX CONSEQUENCES THAT WILL ARISE FROM PURCHASING, HOLDING AND DISPOSING OF THE DEBT SECURITIES BECAUSE THE PRECISE TERMS OF THE DEBT SECURITIES WILL VARY FROM ISSUE TO ISSUE. PERSONS WHO ARE UNSURE OF THEIR TAX POSITION ARE ADVISED TO CONSULT THEIR PROFESSIONAL ADVISORS.

European Union Withholding Tax

On June 3, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than January 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

PLAN OF DISTRIBUTION

•

Jamaica may offer the debt securities: (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more institutional purchasers (each prospectus supplement will include the names of any underwriters, dealers or agents);

•	the purchase price of the debt securities of that series;

•	the purchase price of the debt securities of that series or the outstanding debt securities issued or guaranteed by Jamaica to be delivered in exchange for such securities;

•	the net proceeds to Jamaica from the sale of such debt securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Any underwriters or agents used in the same may sell the debt securities either on a “best efforts” or on a firm commitment basis. If the underwriters distribute debt securities on a firm commitment basis, the underwriters will acquire the debt securities for their own account and may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriters at the time of sale. Jamaica may offer the debt securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters or agents. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased. Jamaica may offer the securities of any series to present holder of debt securities issued or guaranteed by Jamaica as consideration for the purchase or exchange by Jamaica of these other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

In compliance with FINRA guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Jamaica may agree to indemnify underwriters, dealers or agents against certain liabilities, including liabilities under the US Securities Act of 1933, or to contribute to payments which the underwriters, dealers or agents may be required to make in respect of any such liabilities. Underwriters, dealers or agents may engage in transactions with or perform services for Jamaica.

OFFICIAL STATEMENTS

Information in this prospectus with a source identified as a publication of Jamaica or one of its agencies or instrumentalities relies on the authority of that publication as an official public document of Jamaica. All other information contained herein is included as an official public statement made on the authority of the Minister of Finance and Planning.

VALIDITY OF ANY SERIES OF DEBT SECURITIES

The validity of the debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by Allen & Overy LLP on matters related to United States law. The validity of any particular series of debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by United States counsel to Jamaica on matters related to United States law, and on behalf of any underwriters, dealers or agents by United States and Jamaican counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Government of Jamaica in the United States is the Consul General, Consulate General of Jamaica, 767 Third Avenue, New York, New York 10017.

PART II

(Required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

Item 11.	Expenses

The following is an estimate of the expenses of Jamaica in connection with the debt securities that are the subject of this Registration Statement, exclusive of compensation payable to underwriters and agents:

Securities and Exchange Commission registration fee	$92,912
FINRA fee	$75,500
Printing Expenses	$100,000	*
Fiscal Agent fees and expenses	$60,000	*
Legal fees and expenses	$200,000	*
Miscellaneous	$5,000	*

Total	$533,412	*

*	Estimated

Item 13.	Copy of Agreements with Underwriters

Jamaica will provide an underwriting agreement executed in connection with the sale of a particular issue of debt securities (with or without warrants) in a post-effective amendment to this Registration Statement or as an exhibit to Jamaica’s proposed Annual Report on Form 18-K.

Item 14.	Agreement to Furnish Opinions

Jamaica agrees to furnish copies of the opinions of the Attorney General’s Department of Jamaica and of United States counsel to Jamaica with respect to the legality of each issuance of the securities in connection with the filing of a post-effective amendment into this Registration Statement or as an exhibit to its proposed Annual Report on Form 18-K.

Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided however, that Registrant shall not be required to file a post-effective amendment, otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Jamaica pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Contents of Registration Statement

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages number II-1 through II-5.

(4)	The following exhibits:

A.	Form of Fiscal Agency Agreement.

B.	Form of Debt Security (attached to the form of Fiscal Agency Agreement under A above)*.

C.	Form of Underwriting Agreement.

D.	Form of Dealer Manager Agreement.

E.	Opinion of the Attorney General’s Department of the Government of Jamaica as to the legality of the Debt Securities.

F.	Opinion of Allen & Overy LLP, US counsel to the Government of Jamaica as to the legality of the Debt Securities.

G.	Consent of the Attorney General’s Department of the Government of Jamaica (included in, Exhibit (D)).

H.	Consent of Allen & Overy LLP (included in Exhibit (E)).

I.	Consent of the Minister of Finance and Planning.

J.	Letter Appointing Authorized Representative of the Government of Jamaica in the United States.

SIGNATURE OF THE GOVERNMENT OF JAMAICA

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Government of Jamaica, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kingston, Jamaica on the 10th day of June, 2013.

For and on behalf of The Government of Jamaica

By:	/S/ PETER D. PHILLIPS
Name: Title:	Peter D. Phillips PhD Minister of Finance and Planning

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this amendment to the Registration Statement in the city of New York, New York, on the 10th day of June, 2013.

By:	/S/ HERMAN G. LAMONT
Name:	Herman G. LaMont
Title:	Consul General of Jamaica in New York

Exhibit Index

Exhibit Number	Description

(4) A.	Form of Fiscal Agency Agreement*

B.	Form of Debt Security (attached to the form of Fiscal Agency Agreement of A above)

C.	Form of Underwriting Agreement*

D.	Form of Dealer Manager Agreement**

E.	Opinion of the Attorney General’s Department of the Government of Jamaica, as to the legality of the Debt Securities*

F.	Opinion of Allen & Overy, US counsel to the Government of Jamaica, as to the legality of the Debt Securities*

G.	Consent of the Attorney General’s Department of Jamaica (included in Exhibit (D))

H.	Consent of Allen & Overy (included in Exhibit (E))

I.	Consent of the Minister of Finance and Planning*

J.	Letter of Appointing Authorized Representative of the Government of Jamaica in the United States*

*	Previously filed as part of Jamaica’s Registration Statement under Schedule B, Registration No. 333-178979, such exhibit is incorporated by reference herein and made a part of this Registration Statement.
**	To be filed by amendment or in a filing made pursuant to the Exchange Act.